MUNIYIELD FLORIDA FUND

FILE # 811-6502

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
09/19/00	Jacksonville FL Electric Revenue Bond 5.50% 10/01/30	$91,035,000.	$4,000,000.	Goldman Sachs
09/19/00	Jacksonville FL Electric Revenue Bond 5.625% 10/01/35	$91,035,000.	$3,500,000.	Goldman Sachs

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